NEWALTA
Better ways to manage waste

07027225

SEC MAIL PROCESSING
RECEIVED
SEP 27 2007
WASH, D.C. 186 SECTION

September 17, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated September 14, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

dw 10/16

TBW/VZ
Encl

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

News Release
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta to Acquire Canada's Largest Lead Recycling Facility

CALGARY, Alberta, Canada, September 14, 2007 – Newalta Income Fund ("Newalta") today announced that it has signed a purchase agreement to acquire the operating assets of Montreal, Québec-based Nova Pb Inc. ("Nova") for $55 million, consisting of $45 million in cash with the balance payable by the issuance of trust units of Newalta. Closing is expected to occur on November 1, 2007 and is subject to certain conditions and the receipt of all regulatory approvals, including the Toronto Stock Exchange. This transaction is immediately accretive to Newalta's cash available for growth and distributions on a per trust unit basis. For the trailing twelve month period ended March 31, 2007, Nova generated approximately $58 million in revenue.

Nova operates Canada's largest integrated lead battery recycling facility located on a 20 hectare (50 acre) site in Ville Ste-Catherine, Québec, on the south shore of Montreal, 12 kilometres from Newalta's new transfer station in Chateauguay. This facility has the capacity, with two long-body rotary kilns, to process up to 200,000 tonnes of used batteries and can produce up to 100,000 tonnes of recycled lead per year. Nova employs 115 people and is a leading supplier of custom lead alloys to the automotive and industrial battery manufacturing industries. "Nova Pb" brand lead is an LME (London Metal Exchange) approved and traded brand.

This acquisition expands Newalta's services and adds processing capability to Newalta's eastern Canada facility network. While Nova is currently operating at 50% capacity, with only one of its kilns in operation, there are numerous opportunities to add value using Newalta's national facility network to drive additional batteries to the facility. Nova's shareholders are confident that Newalta is best positioned to take the business to a new stage of growth creating enhanced opportunities for Nova employees.

"The addition of Nova's industry-leading operations and experienced people doubles Newalta's presence in Québec, provides tremendous opportunity to expand our market coverage in the province, and diversifies our services for our customers in eastern Canada," said Al Cadotte, President and Chief Executive Officer of Newalta. "This transaction provides further stability to our cash flows and immediate value to our investors, and adds another new recovery process technology for us."

About the North American Lead Recycling Market

With a recycling rate of over 97%, lead has the highest secondary production rate of all recycled materials, producing a stable and predictable supply of scrap lead-acid batteries for North American lead recyclers.

As a result of environmental concerns associated with lead mining and disposal, lead production from secondary sources such as scrap lead-acid batteries, is becoming increasingly popular. Recycled, or secondary lead, is identical in every respect to lead that is mined from its original source.

Increasing automobile production is expected to continue to drive demand for lead. There are now over 100 million automotive batteries sold in the US and Canada and the shipment of lead-acid batteries for industrial applications, such as stationary or stand-by power, also continues to grow every year. Over 1.5 million tonnes of lead is consumed in North America for use in the battery industry alone.

For further information on Nova, please visit www.novapb.com.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

This news release may contain forward-looking statements relating to future operating results of the proposed acquired business, the benefits to Newalta of the proposed acquisition, the success of integrating such business into Newalta's national facility network and the timing of closing of the proposed transaction. These statements are based on current views and expectations of management that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to general market conditions of the industries in which the proposed acquired business relies on for raw materials and into which finished products are sold, future operating results, the ability to integrate the acquisition into Newalta's facility network, the completion of the proposed acquisition and future capital needs. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

Ronald Sifton
Executive Vice President and Chief Financial Officer
(403) 806-7020

END